TSX, NYSE - HBM 2022 No. 2

23 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel: 416 362-8181 fax: 416 362-7844 hudbay.com	News Release

Hudbay Announces Fourth Quarter and Full Year 2021 Results and Provides Annual Guidance

Toronto, Ontario, February 23, 2022 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its fourth quarter and full year 2021 financial results and annual production and cost guidance. All amounts are in U.S. dollars, unless otherwise noted.

Fourth Quarter and Full Year Operating and Financial Results

  Consolidated copper production of 99,470 tonnes and consolidated gold production of 193,783 ounces increased by 4% and 55%, respectively, in 2021 as compared to 2020.

  Achieved 2021 consolidated copper, gold and silver production guidance while zinc production fell short of the 2021 guidance range.

  Peru copper production met 2021 guidance with strong operating performance in the fourth quarter, aided by the continued ramp up of Pampacancha. Manitoba zinc production was below 2021 guidance primarily due to higher dilution and mine plan limitations at the 777 mine as it approaches closure.

  Record quarterly consolidated gold production of 64,159 ounces in the fourth quarter, an increase of 18% compared to the third quarter of 2021, due to higher grades at Pampacancha and the commissioning of the New Britannia mill.

  Generated record quarterly revenue of $425.2 million. Operating cash flow before change in non-cash working capital was $156.9 million and adjusted EBITDAi was $180.3 million in the fourth quarter of 2021, due to higher realized base metals prices and higher gold and copper sales volumes, partially offset by lower zinc sales volumes.

  Full year, consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, of $0.74 and $2.07, respectively, achieved 2021 guidance as inflationary cost pressures were offset by strong by-product credits.

  Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, for the fourth quarter of 2021 were $0.51 and $1.95, respectively, a decrease of 18% and an increase of 1%, respectively, compared to the third quarter of 2021.

  Fourth quarter net loss and loss per share were $10.5 million and $0.04, respectively. After adjusting for an impairment charge related to a revaluation of our Flin Flon environmental obligation due to declining long term discount rates, amongst other items, fourth quarter adjusted net earningsi per share was $0.13.

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Executing on Growth Initiatives

  New Britannia achieved commercial production on November 30, 2021. December mill throughput averaged 1,200 tonnes per day with gold and silver recoveries in line with metallurgical models. Throughput and recoveries are expected to achieve design rates in the second quarter of 2022.
  Published an initial mineral resource estimate for Copper World on December 15, 2021, which contained a higher grade, near-surface zone that has the potential to be mined earlier in the mine life and is composed of both sulphide and oxide mineralogy. The company remains on track to complete a preliminary economic assessment of Copper World in the first half of 2022.
  Results from the Constancia Norte underground scoping study are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022.
  Commenced a winter drilling program in Manitoba in January 2022 to test high-priority targets near Lalor and 1901 for potential reserve and resource expansion and support the completion of a preliminary economic assessment of the Flin Flon tailings reprocessing opportunity.

"2021 was a year of execution for Hudbay as we invested approximately $250 million in our brownfield growth projects at Pampacancha and New Britannia," said Peter Kukielski, President and Chief Executive Officer. "We began to see increased cash flows from these short-payback, high-return investments in the fourth quarter and we are now at an inflection point where we anticipate meaningful copper and gold production growth along with significant EBITDA and cash flow growth. 2022 will be a year in which we start to reap the rewards from our disciplined growth strategy while we advance our high-quality pipeline of copper growth assets, including our newly discovered Copper World project in Arizona, which we believe will generate significant value."

2022 Annual Guidance and Outlook

  Consolidated copper production is forecast to increase by 17% to 116,000ii tonnes in 2022 and by 34% to 133,500ii tonnes in 2024, compared to 2021, with higher copper grades expected from the Pampacancha deposit in Peru.
  Consolidated gold production is forecast to increase by 28% to 247,500ii ounces in 2022 and by 59% to 307,500ii ounces in 2024, compared to 2021, due to higher production from the New Britannia mill and Pampacancha.
  Introduced 2022 cash cost guidance by business unit with Peru cash cost of $1.10 to $1.40 per pound of copper produced, net of by-product creditsi, and Manitoba cash cost of $300 to $550 per ounce of gold produced, net of by-product creditsi.
  2022 unit operating costs are expected to increase by approximately 7%ii in Peru and 15%ii in Manitoba, compared to 2021, as a result of expected higher input costs due to industry wide inflation in each region and the transition of operations in Manitoba.
  Consolidated cash cost guidance of $0.60 to $1.05 and consolidated sustaining cash cost guidance of $1.60 to $2.25, in each case, per pound of copper produced, net of by-product credits, is expected in 2022.
  Total capital expenditures are expected to decline by 17% year-over-year as major growth investment programs in Peru and Manitoba were completed in 2021 and lower sustaining capital spending is expected in Peru, offset by higher growth spending on technical and economic studies for Copper World.
  Exploration spending of approximately $65.0 million in 2022 reflects plans to continue drilling activities at Copper World and test promising targets in Peru, Manitoba, Nevada and Chile.

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Summary of Fourth Quarter Results

Consolidated copper production in the fourth quarter of 2021 was 28,198 tonnes, a 21% increase compared to the third quarter of 2021, primarily due to higher throughput and copper grades in Peru. Consolidated gold production was 64,159 ounces in the fourth quarter of 2021, another quarterly record for Hudbay and an increase of 18% versus the third quarter, primarily due to higher gold production in Snow Lake with the commissioning of the New Britannia mill in the fourth quarter. Consolidated zinc production in the quarter increased by 11% versus the third quarter of 2021, primarily due to higher zinc grades at 777 and Lalor. Consolidated silver production in the fourth quarter increased by 18% compared to the third quarter as higher grades and recoveries in Manitoba offset lower grades in Peru.

In the fourth quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.51, compared to $0.62 in the third quarter of 2021. This 18% decrease was mainly a result of higher copper production and higher gold by-product revenue. Sustaining cash cost per pound of copper produced, net of by-product creditsi, slightly decreased to $1.95 in the fourth quarter of 2021, from $1.97 in the third quarter, primarily due to the same factors affecting cash cost offset by higher sustaining capital expenditures and royalties.

Operating cash flow before change in non-cash working capital was $156.9 million during the fourth quarter of 2021, reflecting an increase of $53.4 million compared to the third quarter of 2021, primarily the result of higher realized base metal prices and higher gold and copper sales volumes.

Net loss and net loss per share in the fourth quarter of 2021 were $10.5 million and $0.04, respectively, compared to a net loss and net loss per share of $170.4 million and $0.65, respectively, in the third quarter of 2021. Fourth quarter results were negatively impacted by a revaluation of the environmental obligation due to lower long term discount rates since the middle of the year and a corresponding increase to Flin Flon's property plant and equipment ("PP&E"). As the closure of the 777 mine and Flin Flon operations is expected to commence within several months, an impairment charge was made to PP&E resulting in a loss of $46.2 million. The quarterly financial results were also negatively impacted by $13.3 million in mark-to-market net losses arising from the revaluation of the gold prepayment liability, revaluation of certain other financial instruments, share-based compensation, and a $3.4 million Flin Flon restructuring charge.

Adjusted net earningsi and adjusted net earnings per sharei in the fourth quarter of 2021 were $32.7 million and $0.13 per share, respectively, after adjusting for the impairment charge related to the revaluation of the environmental obligation in Flin Flon, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $0.9 million and $0.00 per share in the third quarter of 2021, which were recalculated as a result of the company's year-end 2021 tax provision calculation review (see "Non-IFRS Financial Performance Measures"). Fourth quarter adjusted EBITDAi increased to $180.3 million, compared to $119.3 million in the third quarter of 2021, primarily due to higher copper and gold sales volumes and higher realized prices, partially offset by higher exploration and selling and administrative expenses.

As at December 31, 2021, Hudbay's liquidity includes $271.0 million in cash and cash equivalents as well as undrawn availability of $346.9 million under its revolving credit facilities. The company's liquidity position was further enhanced in October 2021 through the renegotiation of its credit facilities to increase available borrowings to $450.0 million and extend the maturity to 2025.

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Summary of Full Year Results

On a consolidated basis, Hudbay's copper, gold and silver production met 2021 guidance; however, production of zinc and molybdenum fell short of the 2021 guidance ranges. Production of gold in Peru exceeded the top end of the guidance range due to strong gold grades from Pampacancha. Production of gold and silver in Manitoba fell below the 2021 guidance range primarily due to higher than expected grade dilution at the 777 mine during the fourth quarter and prioritizing base metal rich zones in the fourth quarter at Lalor while deferring some gold-rich ore for future processing at New Britannia to achieve higher gold recoveries. Zinc production was impacted by higher dilution and mine plan limitations as the 777 mine approaches the end of life.

Consolidated cash costs per pound of copper produced, net of by-product creditsi, for 2021 was $0.74, and consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, for 2021 was $2.07, in line with the company's 2021 guidance range.

Operating cash flow before change in non-cash working capital increased to $483.9 million from $241.9 million in 2020. The increase is the result of higher realized base metal and molybdenum prices and higher sales volumes of gold and copper, partially offset by lower zinc sales volumes.

Net loss and loss per share for 2021 were $244.4 million and $0.93, respectively, compared to a net loss and loss per share of $144.6 million and $0.55, respectively, in 2020. Contributing to the 2021 net loss was an impairment charge of $193.5 million related to an updated closure plan reflecting higher estimates for closure activities in Flin Flon. Full year results were also negatively impacted by charges related to the refinancing of the 2025 senior notes, including a write off of the non-cash embedded derivative of $49.8 million connected with the exercise of the redemption option and a call premium payment of $22.9 million, as well as a $12.4 million Flin Flon restructuring charge.

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Financial Condition ($000s)	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Cash and cash equivalents	270,989	297,451	439,135
Total long-term debt	1,180,274	1,182,612	1,135,675
Net debt[1]	909,285	885,161	696,540
Working capital[2]	147,512	159,917	306,888
Total assets	4,616,231	4,504,661	4,666,645
Equity	1,476,828	1,490,180	1,699,806

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

Financial Performance		Three Months Ended
		Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Revenue	$000s	425,170	358,961	322,290
Cost of sales	$000s	343,426	444,379	287,923
(Loss) earnings before tax	$000s	(149)	(147,830)	911
(Loss) earnings	$000s	(10,453)	(170,411)	7,406
Basic and diluted earnings (loss) per share	$/share	(0.04)	(0.65)	0.03
Adjusted earnings (loss) per share[1]	$/share	0.13	0.00[2]	(0.06)
Operating cash flow before change in non-cash working capital	$ millions	156.9	103.5	86.1
Adjusted EBITDA[1]	$ millions	180.3	119.3	106.9
		Year Ended
		Dec. 31, 2021	Dec. 31, 2020
Revenue	$000s	1,501,998	1,092,418
Cost of sales	$000s	1,370,979	1,053,418
Loss before tax	$000s	(202,751)	(179,089)
Loss	$000s	(244,358)	(144,584)
Basic and diluted loss per share	$/share	(0.93)	(0.55)
Adjusted earnings (loss) per share[1]	$/share	0.09	(0.46)
Operating cash flow before change in non-cash working capital[3]	$ millions	483.9	241.9
Adjusted EBITDA[1]	$ millions	547.1	306.7

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

[2] The adjusted net earnings (loss) and adjusted net earnings (loss) per share in the third quarter of 2021 have been adjusted by $37.3 million from what was previously reported due to a change in the computed tax effect on certain adjustments. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share.

[3] Operating cash flow before precious metals stream deposit and changes in non-cash working capital.

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Consolidated Production and Cost Performance		Three Months Ended
		Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Contained metal in concentrate and doré produced[1]
Copper	tonnes	28,198	23,245	27,278
Gold	ounces	64,159	54,276	32,376
Silver	ounces	899,713	763,177	730,679
Zinc	tonnes	23,207	20,844	25,843
Molybdenum	tonnes	275	282	333
Payable metal sold
Copper	tonnes	24,959	21,136	22,963
Gold[2]	ounces	56,927	47,843	35,179
Silver[2]	ounces	638,640	701,601	762,384
Zinc[3]	tonnes	21,112	21,619	28,431
Molybdenum	tonnes	245	304	457
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.51	0.62	0.43
Sustaining cash cost	$/lb	1.95	1.97	1.97
All-in sustaining cash cost	$/lb	2.20	2.18	2.24
		Year Ended
		Dec. 31, 2021		Dec. 31, 2020
Contained metal in concentrate and doré produced[1]
Copper	tonnes	99,470		95,333
Gold	ounces	193,783		124,622
Silver	ounces	3,045,481		2,750,873
Zinc	tonnes	93,529		118,130
Molybdenum	tonnes	1,146		1,204
Payable metal sold
Copper	tonnes	92,200		88,888
Gold[2]	ounces	168,358		122,949
Silver[2]	ounces	2,427,508		2,585,586
Zinc[3]	tonnes	96,435		109,347
Molybdenum	tonnes	1,098		1,321
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.74		0.60
Sustaining cash cost	$/lb	2.07		1.93
All-in sustaining cash cost	$/lb	2.30		2.16

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended			Year Ended
		Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Constancia ore mined[1]	tonnes	7,742,469	6,208,019	9,313,784	29,714,327	27,529,950
Copper	%	0.33	0.30	0.31	0.31	0.32
Gold	g/tonne	0.04	0.04	0.03	0.04	0.03
Silver	g/tonne	2.81	2.76	2.61	2.88	2.75
Molybdenum		0.01	0.01	0.01	0.01	0.02
Pampacancha ore mined	tonnes	2,107,196	2,050,813	-	5,141,001	-
Copper	%	0.27	0.27	-	0.27	-
Gold	g/tonne	0.34	0.27	-	0.30	-
Silver	g/tonne	4.26	3.58	-	4.02	-
Molybdenum		0.01	0.01	-	0.01	-
Ore milled	tonnes	8,048,925	6,985,035	7,741,714	28,809,755	26,297,318
Copper	%	0.33	0.30	0.33	0.32	0.34
Gold	g/tonne	0.11	0.11	0.03	0.08	0.03
Silver	g/tonne	3.67	3.93	2.74	3.35	2.87
Molybdenum		0.01	0.01	0.02	0.01	0.02
Copper recovery	%	86.0	84.9	85.3	84.6	83.0
Gold recovery	%	63.6	71.9	52.7	64.6	49.8
Silver recovery	%	60.8	59.1	70.1	63.7	66.9
Molybdenum recovery		26.7	33.5	28.4	31.5	29.4
Contained metal in concentrate
Copper	tonnes	22,856	18,072	21,554	77,813	73,150
Gold	ounces	17,917	17,531	3,689	50,306	12,395
Silver	ounces	578,140	521,036	477,775	1,972,949	1,622,972
Molybdenum	tonnes	275	282	333	1,146	1,204
Payable metal sold
Copper	tonnes	20,551	16,065	18,583	71,398	68,506
Gold	ounces	16,304	16,902	3,297	41,807	10,986
Silver	ounces	380,712	457,263	480,843	1,490,651	1,518,548
Molybdenum	tonnes	245	304	457	1,098	1,321
Combined unit operating cost2,3,[4]	$/tonne	10.47	11.62	10.17	11.39	9.46
Cash cost3,[4]	$/lb	1.28	1.26	1.47	1.28	1.45
Sustaining cash cost3,[4]	$/lb	2.46	2.31	2.58	2.46	2.20

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this news release.

4 Includes approximately $4.1 million, or $0.51 per tonne, of COVID-related costs during the three months ended December 31, 2021, $4.8 million, or $0.69 per tonne during the three months ended September 30, 2021, and $19.8 million, or $0.69 per tonne during the year ended December 31, 2021.

Peru has experienced notable improvements in COVID-19 health statistics throughout 2021. Peru operations did not encounter any major COVID-19 interruptions during the year; however, with the recent emergence of the Omicron variant in Peru, the company has continued to maintain stringent COVID-19 measures and controls to ensure the safety of Hudbay's workforce and this has contributed to elevated unit operating costs.

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During the fourth quarter of 2021, the Constancia operations produced 22,856 tonnes of copper, 17,917 ounces of gold, 578,140 ounces of silver and 275 tonnes of molybdenum. Copper production was 26% higher than the third quarter due to an increase in throughput and recovery at both Constancia and Pampacancha. Gold and silver production increased by 2% and 11%, respectively, due to the increased throughput and higher grades. This was another record quarter for gold production in Peru.

Full year 2021 copper production increased by 6% year-over-year to 77,813 tonnes, within the annual guidance range. Full year 2021 gold production increased by 306% year-over-year to 50,306 ounces and exceeded the 2021 guidance range due to increased throughput, higher grades from Pampacancha and higher gold recoveries. Full year 2021 production guidance was met for all metals except molybdenum, which was in line with the mine plan published in March 2021.

Total ore mined during the fourth quarter of 2021 increased by 19% from the third quarter of 2021 as mining levels were optimized for mill throughput. Ore mined at Pampacancha in 2021 was 5.1 million tonnes, exceeding the four million tonne threshold required to receive an additional $4 million deposit from Wheaton Precious Metals under the amended Constancia streaming agreement. The proceeds of this deposit were received in December 2021 and were accounted for as an increase in the deferred revenue balance.

Ore milled during the fourth quarter of 2021 was 15% higher than the previous quarter due to a scheduled semi-annual mill maintenance program affecting third quarter ore milled. Milled grades for copper were higher than the third quarter due to higher grades from the Constancia pit. Milled grades for gold were consistent with the most recent quarter, while milled silver grades were lower but consistent with the mine plan.

Copper recoveries in the fourth quarter increased over the third quarter of 2021 due to lower oxide levels in the Constancia ore. Recoveries of gold in the fourth quarter of 2021 were lower than the third quarter due to variability of the Pampacancha volume being treated and the increased presence of zinc, while silver recoveries slightly increased compared to the third quarter due to variable metallurgical characteristics of the earlier ores from Pampacancha and slightly lower silver head grades.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2021 were $10.47 per tonne, a 10% improvement versus the third quarter of 2021. COVID-related costs in Peru were $4.1 million in the fourth quarter of 2021. Combined unit operating costs in the fourth quarter were $9.96 per tonne excluding these COVID-related costs. Full year combined unit operating costs were 20% higher than the same period in 2020 due to inflationary pressures on consumables and energy costs and higher COVID-19 expenditures, offset in part by additional tonnes milled.

Peru's cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 was $1.28, relatively in line with the prior quarter. Peru's sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 increased to $2.46, compared to $2.31 in the third quarter of 2021, due to higher capitalized expenditures, partially offset by higher copper production.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended			Year Ended
		Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Lalor ore mined	tonnes	422,208	392,380	468,101	1,593,141	1,654,240
Copper	%	0.78	0.86	0.80	0.71	0.74
Zinc	%	4.19	3.60	5.54	4.23	5.73
Gold	g/tonne	3.92	3.85	2.79	3.41	2.51
Silver	g/tonne	30.35	22.13	24.96	24.66	25.31
777 ore mined	tonnes	266,744	256,536	164,856	1,053,710	991,576
Copper	%	1.13	1.06	1.89	1.28	1.40
Zinc	%	4.16	3.88	2.98	3.91	3.88
Gold	g/tonne	1.80	1.96	1.85	2.03	1.90
Silver	g/tonne	25.02	22.99	21.64	25.25	24.13
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	419,727	408,201	372,624	1,506,756	1,412,751
Copper	%	0.75	0.82	0.79	0.72	0.73
Zinc	%	4.12	3.58	5.47	4.30	5.76
Gold	g/tonne	3.90	3.84	2.88	3.42	2.55
Silver	g/tonne	30.07	23.32	24.43	24.95	25.37
Copper recovery	%	88.7	84.3	87.1	86.8	86.2
Zinc recovery	%	87.4	88.2	90.9	88.9	91.9
Gold recovery	%	54.6	53.4	59.5	54.9	60.0
Silver recovery	%	53.9	52.7	60.3	54.4	60.4
Flin Flon Concentrator:
Ore milled	tonnes	262,565	258,062	225,663	1,133,516	1,205,314
Copper	%	1.12	1.06	1.59	1.23	1.28
Zinc	%	4.16	3.86	3.87	3.95	4.21
Gold	g/tonne	1.78	1.96	1.99	2.04	1.96
Silver	g/tonne	25.04	22.93	22.65	24.90	24.26
Copper recovery	%	86.7	85.2	88.1	87.7	86.0
Zinc recovery	%	83.1	82.2	83.9	83.0	85.5
Gold recovery	%	59.2	58.1	56.6	58.5	56.0
Silver recovery	%	45.6	42.4	46.5	45.1	45.9
Total contained metal in concentrate and doré
Copper	tonnes	5,342	5,173	5,724	21,657	22,183
Zinc	tonnes	23,207	20,844	25,843	93,529	118,130
Gold	ounces	46,242	36,745	28,687	134,477	112,227
Silver	ounces	321,573	242,141	252,904	1,072,532	1,127,901
Total payable metal sold
Copper	tonnes	4,408	5,071	4,380	20,802	20,382
Zinc[2]	tonnes	21,112	21,619	28,431	96,435	109,347
Gold	ounces	40,623	30,941	31,882	126,551	111,963
Silver	ounces	257,928	244,338	281,541	936,857	1,067,038
Combined unit operating cost[3,4]	C$/tonne	168	147	140	154	132
Cash cost[4]	$/lb	(2.77)	(1.64)	(3.48)	(2.11)	(2.20)
Sustaining cash cost[4]	$/lb	(0.23)	0.75	(0.36)	0.69	1.02

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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During the fourth quarter of 2021, Manitoba operations produced 5,342 tonnes of copper, 46,242 ounces of gold, 321,573 ounces of silver and 23,207 tonnes of zinc. Copper production was relatively in line as compared to the third quarter and gold and silver production increased by 11% and 33%, respectively, due to the ramp-up at New Britannia.

Full year copper production achieved 2021 guidance; however, zinc, gold and silver production for the year fell short of the company's guidance ranges. Zinc production was predominantly impacted by higher than planned dilution at the 777 mine as it nears the end of life. Gold and silver production were below guidance due to higher dilution at the 777 mine in the fourth quarter and the deferral of some higher gold content ore for future processing at New Britannia to achieve higher gold recoveries.

During the fourth quarter of 2021, the New Britannia mill continued to ramp up with the flotation circuit starting in October. New Britannia processed 109,242 tonnes of ore during the fourth quarter and achieved commercial production in November, triggering the start of depreciation for the mill. In December, New Britannia throughput averaged 1,200 tonnes per day with gold and silver recoveries in line with the metallurgical model. A number of optimization initiatives are underway to improve the mechanical availability of grinding, leaching and tailings circuits. It is anticipated that the throughput and recoveries will achieve full design rates in the second quarter of 2022.

Lalor production processes to separate gold and base metal ores are now fully established to optimally provide feed for both the New Britannia and Stall mills. At the end of 2021, Snow Lake ore stockpiles were at normalized levels with approximately 26,000 tonnes of gold ore and approximately 24,000 tonnes of base metal ore on surface. A production ramp-up strategy to achieve 5,300 tonnes per day at Lalor by the end of 2022 is underway that includes advancing development for new mining fronts, additions to the mine equipment fleet, transition of workforce from the 777 mine upon closure, and expansion of change house and office facilities.

The 777 mine is within months of closure and the focus continues to be on mining out the remaining reserves by completing the necessary ground rehabilitation to access remnant and pillar stoping blocks. Challenging ground conditions have caused delays in the production sequence and resulted in higher dilution than planned. These challenges are expected to continue until the end of mine life in June 2022. Pre-closure activities are underway in mined out areas to decommission stationary equipment of value for redeployment at Lalor.

Although there was less feed to the Stall concentrator in the fourth quarter as gold ore was directed to New Britannia, the combined Snow Lake mills processed a significantly higher volume of ore in the fourth quarter of 2021 and Stall recoveries were consistent with the metallurgical model for the head grades delivered. New Britannia recoveries continued ramping up during the fourth quarter. The Flin Flon concentrator consumed the available ore feed from the 777 mine in the fourth quarter of 2021 and recoveries were consistent with the metallurgical model for the head grades delivered.

Combined unit operating costs in the fourth quarter of 2021 increased by 14% compared to the third quarter of 2021, primarily due to higher milling costs in Snow Lake with the ramp-up of the New Britannia mill in the quarter, partially offset by higher tonnes processed. Full year combined mine, mill and G&A unit operating costs were 17% higher than the prior year due to the same factors as the fourth quarter variances. Full year combined unit operating cost was within the 2021 guidance range.

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Manitoba's cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 was negative $2.77, lower than the third quarter primarily due to higher by-product credits as gold revenues increased, offsetting operating cost increases as noted above. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2021 was negative $0.23, lower than the $0.75 achieved in the third quarter, due to the same factors affecting cash costs.

Starting in the first quarter of 2022, the company intends to disclose cash cost per ounce of gold produced, net of by-product credits, as gold revenue grows to become the most significant contributor to total Manitoba revenue for the foreseeable future.

COVID-19 Business Update

Hudbay is maintaining COVID-19 measures and controls to ensure the safety of its workforce, partners and communities. This has contributed to increased operating costs beyond levels initially budgeted for 2021. Despite the maintenance of these stringent measures, the company continues to experience intermittent operational supply chain, travel, labour and shipping disruptions with periodic waves of COVID-19 cases.

New Britannia Commercial Production Achieved

The construction of a new copper flotation facility at New Britannia was completed in October 2021, followed by a brief commissioning period that was completed ahead of schedule. The New Britannia mill achieved commercial production on November 30, 2021 after reaching the required recoveries and throughput in the copper and gold circuits. The ramp up of throughput, recoveries and metal production at New Britannia achieved best-in-class timelines as represented by widely recognized ramp-up curves.

The New Britannia mill is expected to average 1,500 tonnes per day in 2022 with continued ramp-up activities and rod mill liner maintenance scheduled during the first quarter. Full design throughput rates and recoveries are expected to be achieved in the second quarter of 2022, a mere six months after commissioning.

Average annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

Advancing the Copper World Discovery

On December 15, 2021, Hudbay released a National Instrument 43-101 ("NI 43-101") initial mineral resource estimate for the recently discovered Copper World deposits in Arizona. The 100% owned Copper World project is located in close proximity to the 100% owned Rosemont deposit, with mineralization closer to surface than Rosemont. The Copper World project consists of seven deposits extending over seven kilometres, including Bolsa, Broad Top Butte, Copper World, Peach, Elgin, South Limb and North Limb.

Copper World's initial mineral resource estimate includes global indicated mineral resources of 272 million tonnes at 0.36% copper and inferred mineral resources of 142 million tonnes at 0.36% copper. The global resource estimate includes near surface, higher grade indicated mineral resources of 96 million tonnes at 0.57% copper and inferred mineral resources of 31 million tonnes at 0.71% copper, with the potential for this higher grade resource to be mined earlier in the mine life. Resources comprise both sulphide and oxide mineralogy and are potentially amenable to flotation and heap leach processing methods, respectively.

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The company has increased the number of drill rigs at site to six to conduct infill drilling and to support future economic studies. The technical studies for Copper World are well-advanced and the results will be incorporated into a Preliminary Economic Assessment ("PEA") contemplating the development of the Copper World deposits in conjunction with the Rosemont deposit. The PEA is also expected to reflect preliminary expectations of potential synergies between Copper World and Rosemont. Hudbay is on track to publish the PEA results in a NI 43-101 Technical Report in the first half of 2022.

An updated three-dimensional visualization of Copper World, including the location of the deposits, drilling completed in 2020 and 2021, historical mine sites and the updated mineral resource estimates can be found at the following link:

https://vrify.com/embed/decks/10916-2022-copper-world-exploration-deck

The company continues to await a decision from the U.S. Court of Appeals for the Ninth Circuit relating to the appeal of the unprecedented Rosemont court decision.

Other Exploration Updates

Peru Regional Exploration

Hudbay continues drilling and scoping studies to evaluate the underground potential at Constancia Norte, and the results are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022. The company also continues to progress exploration agreement discussions with nearby communities on prospective properties near Constancia.

Drilling continues at the Llaguen copper porphyry target in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The confirmatory phase of the drill program has totaled over 7,000 metres in 16 holes with two drill rigs presently turning at site. Assay results have been received for five holes with all holes intersecting mineralization. Pending positive results from this initial drilling phase, a second phase of the project will aim at defining an initial inferred mineral resource estimate for Llaguen to be completed in the third quarter of 2022.

Snow Lake Regional Exploration

The company is actively conducting surface and underground winter drilling activities in the Snow Lake area, primarily focused on testing down-plunge extensions of the copper-gold rich feeder zone at the 1901 deposit, the drilling gap between 1901 and lens 17 at Lalor, and a high-priority geophysical target located immediately north of Lalor. In addition, Hudbay continues to compile drilling results from the 2021 program at Lalor and 1901, which are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

Flin Flon Reclamation Obligations and Tailings Reprocessing Opportunity

In early January 2022, Hudbay commenced a confirmatory drill program on the tailings facility in Flin Flon to support the completion of a PEA on the tailings reprocessing opportunity by the first quarter of 2023. The company is also conducting engineering and test work throughout 2022 to support the PEA. This opportunity could utilize the Flin Flon concentrator, with modifications, after the closure of the 777 mine, creating operating and economic benefits to the Flin Flon community. It could also provide the opportunity to redesign the closure plans, increase metal production, defer or reduce certain closure costs and reduce the environmental footprint of the tailings facility.

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2022 Key Objectives and Annual Guidance

Hudbay's key objectives for 2022 are to:

  Deliver meaningful copper and gold production growth to generate positive cash flow and strong returns on invested capital;
  Accelerate drilling, economic studies and permitting activities for the recently discovered Copper World deposits and identify synergies with Rosemont to unlock value;
  Execute the third phase of the company's Snow Lake gold strategy by optimizing the New Britannia mill, preparing for the ramp up to 5,300 tonnes per day at Lalor and initiating the Stall mill recovery improvement program;
  Progress Constancia's leading efficiency metrics by applying smart technologies to continuously improve operating performance, including sensor-based ore sorting and milling flowsheet enhancements;
  Reach a community agreement to explore the prospective properties near Constancia;
  Transition the Flin Flon operations through orderly closure while further exploring the potential to reprocess tailings in Flin Flon;
  Conduct brownfield and greenfield exploration programs in the Snow Lake region, Peru, Arizona, Nevada and Chile for new mineral discoveries;
  Define greenhouse gas emissions reduction targets to further enhance the company's ESG objectives; and,
  Evaluate growth opportunities that meet the company's stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and its stakeholders.

Hudbay's annual production and operating cost guidance, along with its annual capital and exploration expenditure forecasts are discussed in detail below. As a result of the COVID-19 global pandemic, the company has experienced intermittent operational, supply chain, travel, labour and shipping disruptions, and it may continue to experience similar disruptions in the future. Given the uncertainty of the duration and magnitude of the impact of COVID-19, the social and political tensions in Peru and the mine plan limitations at the 777 mine given its pending closure, the company's 2022 production and cost guidance are subject to a higher-than-normal degree of uncertainty. The guidance below does not reflect any potential for unforeseen suspensions or other significant disruption to the company's operations.

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Production Guidance

Contained Metal in Concentrate and Doré[1]		2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance

Peru
Copper	tonnes	89,000 - 115,000	77,813	72,000 - 88,000
Gold	oz	70,000 - 90,000	50,306	40,000 - 50,000
Silver	oz	1,620,000 - 2,100,000	1,972,949	1,800,000 - 2,170,000
Molybdenum	tonnes	1,100 - 1,400	1,146	1,400 - 1,700

Manitoba
Gold	oz	150,000 - 185,000	143,477	150,000 - 165,000
Zinc	tonnes	50,000 - 70,000	93,529	96,000 - 107,000
Copper	tonnes	12,000 - 16,000	21,657	20,000 - 24,000
Silver	oz	800,000 - 1,100,000	1,072,532	1,200,000 - 1,400,000

Total
Copper	tonnes	101,000 - 131,000	99,470	92,000 - 112,000
Gold	oz	220,000 - 275,000	193,783	190,000 - 215,000
Zinc	tonnes	50,000 - 70,000	93,529	96,000 - 107,000
Silver	oz	2,420,000 - 3,200,000	3,045,481	3,000,000 - 3,570,000
Molybdenum	tonnes	1,100 - 1,400	1,146	1,400 - 1,700
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

On a consolidated basis, Hudbay met 2021 production guidance for copper, gold and silver, and Peru's gold production exceeded the top end of the guidance range due to strong gold grades from the Pampacancha satellite deposit. Zinc production was below the guidance range primarily due to higher grade dilution and mine plan limitations experienced at the 777 mine in Manitoba late in the year as the mine approaches the end of its life. Molybdenum production was below guidance but was consistent with the range published in the Constancia mine plan released in March 2021.

In 2022, consolidated copper production is forecast to increase by 17%ii compared to 2021 levels primarily as a result of higher expected copper production in Peru, with higher planned copper grades from both the Constancia and Pampacancha pits more than offsetting lower copper production in Manitoba. Consolidated gold production in 2022 is expected to increase by 28%ii year-over-year due to significantly higher gold grades and recoveries expected in both Manitoba and Peru. In Manitoba, gold production is expected to increase by 17%ii in 2022 due to the first full year of production at the recently refurbished New Britannia gold mill. In Peru, gold production is expected to increase by 59%ii in 2022 as the first full year of Pampacancha is incorporated. Year-over-year zinc production is expected to decline by 36%ii as a result of the expected closure of the 777 mine in June 2022 and the mining of the gold-rich zones at Lalor in connection with the startup of the New Britannia mill, which will result in mining less of the zinc-rich base metal zones at Lalor.

Peru's 2022 production guidance assumes copper grades remain consistent with the higher grades seen in the fourth quarter of 2021 for a majority of the year before significantly increasing in the fourth quarter of 2022. Peru's production guidance reflects regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the first and third quarters of 2022. The guidance also assumes mining continues in the harder ore areas of the pits in 2022, with slight impacts on mill throughput, but improving ore hardness is expected in 2023 and beyond.

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Manitoba's 2022 production guidance reflects continued strong production from the Lalor mine, operating at a throughput rate of 4,650 tonnes per day and ramping up to 5,300 tonnes per day by 2023. The New Britannia mill is expected to average 1,500 tonnes per day in 2022 with continued ramp-up activities and rod mill liner maintenance scheduled during the first quarter and full design rates expected to be achieved in the second quarter. 2022 production assumes lower mining rates at the 777 mine as the mine approaches closure in June 2022. The low end of the production guidance ranges reflects reduced output from the 777 mine to capture the potential for higher dilution and increased variability in the remnant stopes. The 2022 and 2023 guidance contained in this news release replaces the company's previously issued guidance for these years.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2022 Guidance	2023 Guidance	2024 Guidance
Peru
Copper	tonnes	89,000 - 115,000	110,000 - 134,000	111,000 - 136,000
Gold	ounces	70,000 - 90,000	100,000 - 125,000	110,000 - 135,000
Silver	ounces	1,620,000 - 2,100,000	2,300,000 - 2,800,000	2,900,000 - 3,500,000
Molybdenum	tonnes	1,100 - 1,400	2,000 - 2,400	1,700 - 2,100

Manitoba[2]
Gold	ounces	150,000 - 185,000	160,000 - 195,000	170,000 - 200,000
Zinc	tonnes	50,000 - 70,000	36,000 - 44,000	36,000 - 44,000
Copper	tonnes	12,000 - 16,000	10,000 - 12,000	9,000 - 11,000
Silver	ounces	800,000 - 1,100,000	1,000,000 - 1,200,000	1,000,000 - 1,200,000

Total
Copper	tonnes	101,000 - 131,000	120,000 - 146,000	120,000 - 147,000
Gold	ounces	220,000 - 275,000	260,000 - 320,000	280,000 - 335,000
Zinc	tonnes	50,000 - 70,000	36,000 - 44,000	36,000 - 44,000
Silver	ounces	2,420,000 - 3,200,000	3,300,000 - 4,000,000	3,900,000 - 4,700,000
Molybdenum	tonnes	1,100 - 1,400	2,000 - 2,400	1,700 - 2,100

[1] Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms.

[2] Manitoba production guidance assumes the 777 mine is depleted at the end of the second quarter of 2022, resulting in lower copper and zinc production after its closure.

Consolidated copper and gold production are expected to increase to 133,500ii tonnes and 307,500ii ounces, respectively, in 2024, which represents an increase of 34%ii and 59%ii, respectively, from 2021 levels, which demonstrates the continued growth from the company's recent brownfield growth projects. These growth projects are expected to more than offset the lost copper and gold production from 777 after its closure in mid-2022.

Peru's three-year production guidance reflects the incorporation of Pampacancha into the mine plan with higher copper and gold grades from 2022 and beyond. The mine plan has been re-sequenced since the publication of the March 2021 Constancia technical report, resulting in higher gold grade areas in the Pampacancha pit being moved from 2022 to 2023, which is expected to lead to a 41%ii increase in gold production in 2023 from 2022 levels.

Manitoba's three-year production guidance reflects an increase in Lalor's mine throughput from 4,650 tonnes per day in 2022 to 5,300 tonnes per day starting in 2023 due to technical and operational improvements and the allocation of mining resources from the 777 mine after its closure in 2022. The low end of the 2023 production guidance range reflects a more conservative project start and ramp up of the Stall recovery improvement program. The production numbers exclude the impact of upside opportunities, such as the potential to operate New Britannia above design capacity.

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Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance
Sustaining capital
Peru[2]	105.0	128.9	135.0
Manitoba[3]	115.0	100.4	90.0
Total sustaining capital	220.0	229.3	225.0
Growth capital
Peru	10.0	22.8	25.0
Manitoba[3]	50.0	119.2	105.0
Arizona[4]	35.0	22.9	20.0
Total growth capital	95.0	164.9	150.0
Capitalized exploration	25.0	13.3	15.0
Total capital expenditures	340.0	407.5	390.0

[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures.

[2] Includes capitalized stripping costs.

[3] Capital expenditures are converted into U.S. dollars using an exchange rate of 1.27 Canadian dollars.

[4] Arizona spending includes capitalized costs associated with the Copper World and Rosemont projects.

Total capital expenditures are expected to decline by 17% year-over-year primarily due to lower expected sustaining capital in Peru and lower growth spending in Manitoba in 2022.

Sustaining capital expenditures in Peru are expected to decrease from 2021 levels primarily due to lower costs associated with heavy civil works after completion of a tailings dam raise in 2021. This is expected to be partially offset by higher capitalized stripping expenditures in 2022 due to changes in the sequencing of mining phases in 2021 and the deferral of some capitalized stripping costs into 2022. Sustaining capital expenditures in Manitoba are expected to be higher than 2021 primarily due to accelerated underground development and equipment spending at Lalor in connection with the ramp up to 5,300 tonnes per day and the introduction of New Britannia sustaining costs, partially offset by lower capital development at 777 as the mine approaches closure.

Peru's growth capital spending of $10.0 million in 2022 includes costs associated with mill recovery improvement initiatives targeted to increase copper and molybdenum recoveries starting in 2023. These low-capital brownfield growth projects are expected to generate attractive returns and are part of Hudbay's continuous improvement efforts.

Manitoba's growth capital spending of $50.0 million in 2022 includes approximately $25.0 million for the completion of the Stall mill recovery improvement project, which is expected to involve several flow sheet enhancements to increase copper, gold and silver recoveries starting in 2023. Approximately $15.0 million is budgeted for the expansion of the surface facilities in Snow Lake to support the transition to 5,300 tonnes per day at Lalor by 2023. Approximately $5.0 million has been allocated to engineering studies to advance the development of the 1901 deposit ahead of the current 2026 production-start timeline.

The spending guidance excludes approximately $20.0 million of tailings investments in Manitoba as Hudbay completes the improvements on the legacy Flin Flon tailings impoundment area in 2022, a program that was initiated in 2019, to ensure compliance with higher industry-wide standards for tailings dam safety. These expenditures are associated with the decommissioning and restoration liability and, therefore, will be accounted for as a drawdown of the liability through operating cash flow, rather than sustaining capital expenditures.

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Arizona's growth capital spending of $35.0 million includes approximately $25.0 million for annual carrying costs for Rosemont and Copper World and approximately $10.0 million on anticipated Copper World permitting and economic studies in the first half of 2022.

Exploration Guidance

Exploration Expenditures (in $ millions)	2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance
Peru	25.0	17.3	20.0
Manitoba	15.0	10.5	10.0
Arizona and other	25.0	25.5	34.0
Total exploration expenditures	65.0	53.3	64.0
Capitalized spending	(25.0)	(13.3)	(15.0)
Total exploration expense	40.0	40.0	49.0

Total expected exploration expenditures of $65.0 million in 2022 are higher than 2021 levels due to continued exploration activities at the Copper World discovery in Arizona and additional drilling activities in Peru and Manitoba.

In Peru, 2022 drilling activities will focus on three greenfield projects, including the Llaguen project in northern Peru and in-mine exploration at Constancia and Pampacancha. Hudbay also expects to advance community relations and permitting activities on the regional satellite properties in Peru during 2022. In Manitoba, the company expects to complete a winter drill program focused on testing targets in the Chisel Basin, drilling targets identified at 1901 and the Lalor mine and drilling the Flin Flon tailings area. In Arizona, 2022 exploration expenditures include further infill drilling at the Copper World deposits, continued exploration drilling between the known deposits at Copper World and a planned initial drill program at the Mason Valley skarn properties in late 2022.

Unit Cost and Cash Cost Guidance

Hudbay is introducing cash cost guidance in 2022 for each of its operations. Copper remains the primary metal produced in the Peru operations and therefore the company has presented cash cost per pound of copper produced. In Manitoba, recognizing that with the New Britannia mill operating at full capacity, the primary metal produced is gold and, therefore, the company has included guidance for cash cost per ounce of gold produced. Hudbay continues to provide combined mine/mill unit operating cost guidance by site and consolidated copper cash cost and sustaining cash cost guidance given copper remains the primary revenue contributor on a consolidated basis.

Peru Operating Costs		2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance
Combined mine/mill unit operating cost (excluding COVID-19 costs)[1,2]	$/tonne	10.10 - 12.90	10.70	-
Combined mine/mill unit operating cost (including COVID-19 costs)[1,2]	$/tonne	-	11.39	8.90 - 10.90
Cash cost per pound of copper[2,3]	$/lb	1.10 - 1.40	1.54	-

1 Reflects combined mine, mill and G&A costs per tonne of ore milled. Peru costs reflect the deduction of expected capitalized stripping costs. Unit operating cost guidance in 2022 excludes estimated COVID-19 related costs of approximately $18.0 million. 2021 actual COVID-19 costs incurred was $19.8 million, which was higher than budgeted in 2021.

2 Combined unit costs and cash cost per pound of copper produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

3 Cash cost, net of by-product credits, per pound of copper contained in concentrate. By-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2021 and the following commodity prices: $1,800 per ounce gold, $24.00 per ounce silver and $13.00 per pound molybdenum. Peru cash cost guidance was introduced in 2022 and is not available for 2021.

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Combined unit costs for Peru in 2022 are approximately 7%ii higher than 2021 as a result of higher consumable costs, including grinding media and fuel, higher mill maintenance costs due to general cost pressures seen in the industry, payments relating to community agreements and the impact of processing harder ore in the Constancia pit.

Copper cash costs in Peru are expected to decline by 19%ii in 2022 versus 2021, primarily due to higher gold by-product credits and higher copper production.

Manitoba Operating Costs		2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance
Combined mine/mill unit operating cost[1,2]	C$/tonne	170 - 185	154	145 - 155
Cash cost per ounce of gold2,[3]	$/oz	300 - 550	-	-

1 Reflects combined mine, mill and G&A costs per tonne of ore milled.

2 Combined unit costs and cash costs per ounce of gold produced are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

3 Cash cost, net of by-product credits, per ounce of gold contained in concentrate and doré. By-product credits are calculated using the following commodity prices: $1.25 per pound zinc (excludes premium), $24.00 per ounce silver, $4.00 per pound copper and an exchange rate of 1.27 C$/US$. Manitoba cash cost guidance was introduced in 2022 and is not available for 2021. Similarly, reported actual cash cost per pound of gold for Manitoba will be introduced in 2022 and is not available for 2021.

Combined unit costs for Manitoba in 2022 are forecast to be approximately 15%ii higher than 2021 levels primarily due to expected cost inflation on materials and consumables and the inclusion of the New Britannia mill, which is expected to result in higher milling unit costs compared to the Flin Flon and Stall mills as disclosed in the Snow Lake operations mine plan released in March 2021. Manitoba unit costs also reflect the closure of the 777 mine in June 2022 and the transition of a portion of the workforce to Snow Lake.

Gold cash costs in Manitoba are expected to be $300 to $550 per ounce of gold in 2022 as gold production increases year-over-year and the operations transition to becoming a majority gold producer.

Consolidated Copper Cash Cost [1,2]		2022 Guidance	Year Ended Dec. 31, 2021	2021 Guidance
Cash cost	$/lb	0.60 - 1.05	0.74	0.65 - 0.80
Sustaining cash cost	$/lb	1.60 - 2.25	2.07	2.05 - 2.30

1 Cash cost and sustaining cash cost, net of by-product credits, per pound of copper contained in concentrate. By-product credits are calculated using the gold and silver deferred revenue drawdown rates in effect on December 31, 2021 and the following commodity prices: $1,800 per ounce gold, $24.00 per ounce silver, $1.25 per pound zinc (excludes premium), $13.00 per pound molybdenum and an exchange rate of 1.27 C$/US$.

2 Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this news release.

The mid-point of the guidance range for consolidated cash cost per pound of copper produced, net of by-product creditsi, is higher than 2021 levels due to the expected increase in unit costs as described above, partially offset by expected higher copper production and higher gold by-product credits. The mid-point of the guidance range for consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, is lower than 2021 levels due to lower sustaining capital expenditures and higher copper production, partially offset by the increase in unit costs.

Metal production in any particular quarter may vary from the implied annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter, the timing of planned maintenance, and other factors. Mining and processing costs in any particular quarter can vary from the annual guidance range above based on a variety of factors, including the scheduling of maintenance events, the impact of COVID-19 related interruptions, and seasonal heating requirements, particularly in Manitoba. Cash cost and sustaining cash cost may also vary based on changes in commodity prices affecting by-product credits.

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Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 23, 2022. The dividend will be paid out on March 25, 2022 to shareholders of record as of March 8, 2022.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/files/doc_financials/2021/q4/MDA214.pdf

Financial Statements:

https://www.hudbayminerals.com/files/doc_financials/2021/q4/FS214.pdf

Conference Call and Webcast

Date:	Thursday, February 24, 2022

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Vice President, Exploration and Geology. Mr. Tavchandjian is a qualified person pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by us on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

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Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share adds additional context through the company's performance for the current period and provide insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its current and future operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

In addition, during 2021, there were non-recurring adjustments for Manitoba operations, including severance, past service pension costs, write-downs of certain machinery and equipment, and inventory supplies write-downs as well as non-cash impairment charges related to an updated Flin Flon closure plan and long term declining discount rates, none of which management believes are indicative of the ongoing operating performance and have therefore been excluded from the calculations of adjusted net earnings (loss) and adjusted EBITDA.

As part of the company's year-end 2021 tax provision calculation, a review of all previous tax impacts on adjusted earnings was completed. During the course of the review, Hudbay determined that the tax impact related to the impairment charge for the environmental obligation for the third quarter of 2021 had been understated. This impacted its calculation of adjusted net earnings and adjusted net earnings per share. As a result, the previously disclosed adjusted net earnings of $38.2 million for the third quarter of 2021 has been recalculated to an adjusted net earnings of $0.9 million and the adjusted net earnings per share of $0.15 has been recalculated to an adjusted net earnings per share of $0.00. This recalculation of the adjusted net earnings and adjusted net earnings per share does not impact Hudbay's financial statements and has been included in the full year adjusted net earnings and adjusted net earnings per share tables disclosed in this news release.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of our Constancia mining operations. Similarly, in the fourth quarter of 2020, a shaft incident led to a production interruption at 777 in Manitoba. Fixed overhead production costs incurred during these temporary production disruptions were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2022 No. 2

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
(Loss) profit for the period	(10.5)	(170.4)	7.4
Tax expense (recovery)	10.3	22.6	(6.5)
(Loss) profit before tax	(0.2)	(147.8)	0.9
Adjusting items:
Mark-to-market adjustments[1]	13.3	1.7	(28.0)
Peru inventory reversal	-	-	(2.2)
Manitoba cost of sales direct charge from temporary shutdown	-	-	11.7
Foreign exchange loss (gain)	1.1	(3.1)	2.6
Impairment - environmental obligation	46.2	147.3	-
Restructuring charges - Manitoba[2]	3.4	9.0	-
Past service pension cost	0.7	4.2	-
Loss on disposal of plant and equipment - Manitoba	2.4	5.4	-
Adjusted earnings (loss) before income taxes	66.9	16.7	(15.0)
Tax (expense) recovery	(10.3)	(22.6)	6.5
Adjusted tax (expense) recovery impact[3]	(23.9)	6.8	(7.9)
Adjusted net earnings (loss)	32.7	0.9	(16.4)
Adjusted net earnings (loss) ($/share)	0.13	0.00	(0.06)
Basic weighted average number of common shares outstanding (millions)	261.6	261.5	261.3

1 Includes changes in fair value of the embedded derivative on our Redeemed Notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

3 The Q3 2021 adjusted net earnings (loss) and adjusted net earnings (loss) per share have been adjusted by $37.3 million from what was previously reported due to a change in tax impacts. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share. See the "Trend Analysis and Quarterly Review" section of the Q4 2021 MD&A for further details.

TSX, NYSE - HBM 2022 No. 2

	Year Ended
(in $ millions)	Dec. 31, 2021	Dec. 31, 2020
Loss for the period	(244.4)	(144.6)
Tax expense (recovery)	41.6	(34.5)
Loss before tax	(202.8)	(179.1)
Adjusting items:
Mark-to-market adjustments[1]	66.7	(14.4)
Peru inventory reversal	(1.4)	-
Peru cost of sales direct charge from temporary shutdown	-	31.9
Manitoba cost of sales direct charge from temporary shutdown	-	11.7
Variable consideration adjustment - stream revenue and accretion	(1.0)	(10.4)
Foreign exchange loss (gain)	1.5	(1.6)
Write-down of unamortized transaction costs	2.5	3.8
Premium paid on redemption of notes	22.9	7.3
Impairment - environmental obligation	193.5	-
Restructuring charges - Manitoba[2]	12.4	-
Past service pension cost	5.0	-
Loss on disposal of plant and equipment - Manitoba	7.8	-
Adjusted earnings (loss) before income taxes	107.1	(150.8)
Tax (expense) recovery	(41.6)	34.5
Adjusted tax expense impact[3]	(42.4)	(4.7)
Adjusted net earnings (loss)	23.1	(121.0)
Adjusted net earnings (loss) ($/share)	0.09	(0.46)
Basic weighted average number of common shares outstanding (millions)	261.5	261.3

[1] Includes changes in fair value of the embedded derivative on our Redeemed Notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

[2] Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

[3] Amounts have been adjusted on a year-to-date basis for 2021. The Q3 2021 adjusted net earnings (loss) and adjusted net earnings (loss) per share have been adjusted by $37.3 million from what was previously reported due to a change in tax impacts. The adjusted net earnings changed from $38.2 million to an adjusted net earnings of $0.9 million and the adjusted net earnings per share changed from $0.15/share to an adjusted net earnings per share of $0.00/share. See the "Trend Analysis and Quarterly Review" section of the Q4 2021 MD&A for further details.

TSX, NYSE - HBM 2022 No. 2

Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Dec. 31, 2021	Sept 30, 2021	Dec. 31, 2020
(Loss) profit for the period	(10.5)	(170.4)	7.4
Add back: Tax expense (recovery)	10.3	22.6	(6.5)
Add back: Net finance expense	38.6	30.2	6.3
Add back: Other expenses	16.1	16.0	6.0
Add back: Depreciation and amortization[1]	89.9	86.0	98.6
Less: Amortization of deferred revenue and variable consideration adjustment	(17.3)	(23.5)	(20.1)
	127.1	(39.1)	91.7
Adjusting items (pre-tax):
Peru inventory write down reversal	-	-	(2.2)
Impairment - environmental obligation	46.2	147.3	-
Restructuring charges - Manitoba[2]	-	5.4	-
Past service pension cost	0.7	4.2	-
Cash portion of Manitoba cost of sales direct charge from temporary shutdown	-	-	8.2
Share-based compensation expenses[3]	6.3	1.5	9.2
Adjusted EBITDA	180.3	119.3	106.9

1 Includes the non-cash portion of the Manitoba cost of sales direct charge from the temporary shutdown of $3.5 million for the three months ended December 31, 2020.

2 Represents the write down of materials and supply inventories at the Flin Flon operations.

3 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

	Year Ended
(in $ millions)	Dec. 31, 2021	Dec. 31, 2020
Loss for the period	(244.4)	(144.6)
Add back: Tax expense (recovery)	41.6	(34.5)
Add back: Net finance expense	221.0	141.9
Add back: Other expenses	29.8	17.6
Add back: Depreciation and amortization[1]	357.9	361.8
Less: Amortization of deferred revenue and variable consideration adjustment	(73.1)	(74.0)
	332.8	268.2
Adjusting items (pre-tax):
Peru inventory write down reversal	(1.4)	-
Impairment - environmental obligation	193.5	-
Restructuring charges - Manitoba[2]	5.4	-
Past service pension cost	5.0	-
Cash portion of Peru cost of sales direct charge from temporary shutdown	-	15.8
Cash portion of Manitoba cost of sales direct charge from temporary shutdown	-	8.2
Share-based compensation expenses[3]	11.8	14.5
Adjusted EBITDA	547.1	306.7

1 Includes the non-cash portion of the Peru cost of sales charge from the temporary shutdown of $16.1 million and the non-cash portion of the Manitoba cost of sales charge from the temporary shutdown of $3.5 million, for the year ended December 31, 2020.

2 Represents the write-down of materials and supply inventories at the Flin Flon operations.

3 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

TSX, NYSE - HBM 2022 No. 2

Net Debt Reconciliation

(in $ thousands)
	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Total long-term debt	1,180,274	1,182,612	1,135,675
Cash and cash equivalents	270,989	297,451	439,135
Net debt	909,285	885,161	696,540

Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Peru	50,389	39,842	47,519
Manitoba	11,777	11,404	12,619
Net pounds of copper produced	62,166	51,246	60,138

Consolidated	Year Ended
Net pounds of copper produced
(in thousands)	Dec. 31, 2021	Dec. 31, 2020
Peru	171,548	161,269
Manitoba	47,745	48,905
Net pounds of copper produced	219,293	210,174

Consolidated	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	232,224	3.73	206,615	4.04	196,533	3.27
By-product credits	(200,306)	(3.22)	(175,057)	(3.42)	(170,646)	(2.84)
Cash cost, net of by-product credits	31,918	0.51	31,558	0.62	25,887	0.43

1 Per pound of copper produced.

Consolidated	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	867,607	3.95	709,757	3.38
By-product credits	(704,345)	(3.21)	(582,882)	(2.77)
Cash cost, net of by-product credits	163,262	0.74	126,875	0.60

1 Per pound of copper produced.

TSX, NYSE - HBM 2022 No. 2

Consolidated	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	74,585	1.20	67,695	1.32	77,593	1.29
Gold [3]	99,728	1.60	76,241	1.49	61,010	1.01
Silver [3]	14,853	0.24	15,957	0.31	20,624	0.34
Molybdenum & other	11,140	0.18	15,164	0.30	11,419	0.19
Total by-product credits	200,306	3.22	175,057	3.42	170,646	2.84
Reconciliation to IFRS:
Cash cost, net of by-product credits	31,918		31,558		25,887
By-product credits	200,306		175,057		170,646
Treatment and refining charges	(13,721)		(14,531)		(14,723)
Share-based compensation expense	744		145		919
Inventory adjustments	-		5,445		82
Past service pension cost	737		4,229
Change in product inventory	(16,247)		5,672		(4,521)
Royalties	3,594		3,489		2,818
Overhead costs related to suspension of activities (cash) - Manitoba	-		-		8,232
Depreciation and amortization[4]	89,927		86,010		98,583
Cost of sales[5]	297,258		297,074		287,923

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. The variable consideration adjustments amounted to income of nil for three months ended December 31, 2021, September 30, 2021 and December 31, 2020.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM 2022 No. 2

Consolidated	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	302,301	1.38	265,105	1.26
Gold [3]	289,981	1.32	219,245	1.04
Silver [3]	61,388	0.28	67,342	0.32
Molybdenum & other	50,675	0.23	31,190	0.15
Total by-product credits	704,345	3.21	582,882	2.77
Reconciliation to IFRS:
Cash cost, net of by-product credits	163,262		126,875
By-product credits	704,345		582,882
Treatment and refining charges	(55,430)		(56,888)
Inventory Adjustments	3,999		2,302
Share-based compensation expense	1,347		1,400
Past service pension cost	4,965		-
Change in product inventory	(18,180)		(1,829)
Royalties	15,274		12,807
Overhead costs related to suspension of activities (cash) - Peru	-		15,810
Overhead costs related to suspension of activities (cash) - Manitoba	-		8,232
Depreciation and amortization[4]	357,924		361,827
Cost of sales[5]	1,177,506		1,053,418

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the year ended December 31, 2021 and December 31, 2020 the variable consideration adjustments amounted to income of $1,617 and $6,668, respectively.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Three Months Ended
(in thousands)	Dec. 31, 2021	Sept. 30, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	50,389	39,842	47,519

1 Contained copper in concentrate.

Peru	Year Ended
(in thousands)	Dec. 31, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	171,548	161,269

1 Contained copper in concentrate.

TSX, NYSE - HBM 2022 No. 2

Peru	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	27,756	0.55	22,772	0.57	24,967	0.53
Milling	40,121	0.80	44,750	1.12	39,219	0.83
G&A	18,351	0.36	13,948	0.35	14,327	0.30
Onsite costs	86,228	1.71	81,470	2.04	78,513	1.65
Treatment & refining	8,636	0.17	7,292	0.18	10,082	0.21
Freight & other	11,609	0.23	9,464	0.24	9,989	0.21
Cash cost, before by-product credits	106,473	2.11	98,226	2.46	98,584	2.08
By-product credits	(41,900)	(0.83)	(47,984)	(1.20)	(28,802)	(0.61)
Cash cost, net of by-product credits	64,573	1.28	50,242	1.26	69,782	1.47

Peru	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$000s	$000s	$/lb
Mining	98,200	0.57	70,724	0.44
Milling	168,477	0.99	134,096	0.83
G&A	63,629	0.37	43,105	0.27
Onsite costs	330,306	1.93	247,925	1.54
Treatment & refining	32,365	0.19	36,655	0.23
Freight & other	41,316	0.24	34,794	0.22
Cash cost, before by-product credits	403,987	2.36	319,374	1.98
By-product credits	(139,885)	(0.82)	(85,067)	(0.53)
Cash cost, net of by-product credits	264,102	1.54	234,307	1.45

TSX, NYSE - HBM 2022 No. 2

Peru	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	24,325	0.49	24,196	0.61	5,394	0.11
Silver[3]	7,793	0.15	10,557	0.26	13,584	0.29
Molybdenum	9,782	0.19	13,231	0.33	9,824	0.21
Total by-product credits	41,900	0.83	47,984	1.20	28,802	0.61
Reconciliation to IFRS:
Cash cost, net of by-product credits	64,573		50,242		69,782
By-product credits	41,900		47,984		28,802
Treatment and refining charges	(8,636)		(7,292)		(10,082)
Inventory adjustments	-		-		(2,188)
Share-based compensation expenses	145		31		213
Change in product inventory	(4,507)		(3,126)		(6,550)
Royalties	762		998		1,399
Depreciation and amortization[4]	54,078		47,185		50,861
Cost of sales[5]	148,315		136,022		132,237

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Peru	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	61,510	0.37	17,626	0.11
Silver[3]	35,154	0.20	41,870	0.26
Molybdenum	43,221	0.25	25,571	0.16
Total by-product credits	139,885	0.82	85,067	0.53
Reconciliation to IFRS:
Cash cost, net of by-product credits	264,102		234,307
By-product credits	139,885		85,067
Treatment and refining charges	(32,365)		(36,655)
Inventory adjustments	(1,446)		32
Share-based compensation expenses	247		288
Change in product inventory	(13,743)		(3,883)
Royalties	3,503		5,121
Overhead costs related to suspension of activities	-		15,810
Depreciation and amortization[4]	194,408		184,275
Cost of sales[5]	554,591		484,362

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM 2022 No. 2

Manitoba	Three Months Ended
(in thousands)	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	11,777	11,404	12,619

1 Contained copper in concentrate.

Manitoba	Year Ended
(in thousands)	Dec. 31, 2021	Dec. 31, 2020
Net pounds of copper produced[1]	47,745	48,905

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	58,891	5.01	54,634	4.79	46,598	3.69
Milling	22,193	1.88	14,484	1.27	11,147	0.88
Refining (Zinc)	19,008	1.61	15,868	1.39	18,736	1.48
G&A	13,746	1.17	8,680	0.76	9,898	0.78
Onsite costs	113,838	9.67	93,666	8.21	86,379	6.85
Treatment & refining	5,085	0.43	7,239	0.63	4,641	0.37
Freight & other	6,828	0.58	7,484	0.66	6,929	0.55
Cash cost, before by-product credits	125,751	10.68	108,389	9.50	97,949	7.76
By-product credits	(158,406)	(13.45)	(127,073)	(11.14)	(141,844)	(11.24)
Cash cost, net of by-product credits	(32,655)	(2.77)	(18,684)	(1.64)	(43,895)	(3.48)

Manitoba	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	222,660	4.66	178,308	3.65
Milling	62,995	1.32	46,057	0.94
Refining (Zinc)	72,392	1.52	71,799	1.47
G&A	52,963	1.11	46,930	0.96
Onsite costs	411,010	8.61	343,094	7.02
Treatment & refining	23,065	0.48	20,233	0.41
Freight & other	29,545	0.62	27,056	0.55
Cash cost, before by-product credits	463,620	9.71	390,383	7.98
By-product credits	(564,460)	(11.82)	(497,815)	(10.18)
Cash cost, net of by-product credits	(100,840)	(2.11)	(107,432)	(2.20)

TSX, NYSE - HBM 2022 No. 2

Manitoba	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	74,585	6.33	67,695	5.94	77,593	6.15
Gold[3]	75,403	6.40	52,045	4.56	55,616	4.41
Silver[3]	7,060	0.60	5,400	0.47	7,040	0.56
Other	1,358	0.12	1,933	0.17	1,595	0.13
Total by-product credits	158,406	13.45	127,073	11.14	141,844	11.24
Reconciliation to IFRS:
Cash cost, net of by-product credits	(32,655)		(18,684)		(43,895)
By-product credits	158,406		127,073		141,844
Treatment and refining charges	(5,085)		(7,239)		(4,641)
Inventory adjustments	-		5,445		2,270
Past service pension cost	737		4,229		-
Share-based compensation expenses	599		114		706
Change in product inventory	(11,740)		8,798		2,029
Royalties	2,832		2,491		1,419
Overhead costs related to suspension of activities (cash)	-		-		8,232
Depreciation and amortization[4]	35,849		38,825		47,722
Cost of sales[5]	148,943		161,052		155,686

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

Manitoba	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	302,301	6.33	265,105	5.42
Gold[3]	228,471	4.78	201,619	4.12
Silver[3]	26,234	0.55	25,472	0.52
Other	7,454	0.16	5,619	0.11
Total by-product credits	564,460	11.82	497,815	10.18
Reconciliation to IFRS:
Cash cost, net of by-product credits	(100,840)		(107,432)
By-product credits	564,460		497,815
Treatment and refining charges	(23,065)		(20,233)
Inventory adjustments	5,445		2,270
Past service pension cost	4,965		-
Share-based compensation expenses	1,100		1,112
Change in product inventory	(4,437)		2,054
Royalties	11,771		7,686
Overhead costs related to suspension of activities (cash)	-		8,232
Depreciation and amortization[4]	163,516		177,552
Cost of sales[5]	622,915		569,056

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

TSX, NYSE - HBM 2022 No. 2

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	31,918	0.51	31,558	0.62	25,887	0.43
Cash sustaining capital expenditures	77,539	1.25	65,694	1.28	81,523	1.36
Capitalized exploration	8,000	0.13	-	-	8,040	0.13
Royalties	3,594	0.06	3,489	0.07	2,818	0.05
Sustaining cash cost, net of by-product credits	121,051	1.95	100,741	1.97	118,268	1.97
Corporate selling and administrative expenses & regional costs	14,729	0.24	10,177	0.20	15,709	0.26
Accretion and amortization of decommissioning and community agreements[1]	894	0.01	652	0.01	1,006	0.02
All-in sustaining cash cost, net of by-product credits	136,674	2.20	111,570	2.18	134,983	2.24
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	91,432		76,435		96,377
Capitalized stripping net additions	19,201		19,094		20,763
Decommissioning and restoration obligation net additions	(555)		4,563		3,637
Total accrued capital additions	110,078		100,092		120,777
Less other non-sustaining capital costs[2]	42,621		37,662		62,041
Total sustaining capital costs	67,457		62,430		58,736
Right of use leased assets	(6,714)		(9,549)		(250)
Capitalized lease cash payments - operating sites	9,099		8,453		8,973
Community agreement cash payments	1,266		82		-
Accretion and amortization of decommissioning and restoration obligations	6,431		4,278		14,064
Cash sustaining capital expenditures	77,539		65,694		81,523

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

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Consolidated	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	163,262	0.74	126,875	0.60
Cash sustaining capital expenditures	268,190	1.22	257,558	1.23
Capitalized exploration	8,000	0.04	8,040	0.04
Royalties	15,274	0.07	12,807	0.06
Sustaining cash cost, net of by-product credits	454,726	2.07	405,280	1.93
Corporate selling and administrative expenses & regional costs	46,663	0.21	45,010	0.21
Accretion and amortization of decommissioning and community agreements[1]	2,830	0.01	4,115	0.02
All-in sustaining cash cost, net of by-product credits	504,219	2.30	454,405	2.16
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	346,335		303,653
Capitalized stripping net additions	79,426		83,137
Decommissioning and restoration obligation net additions	(49,457)		46,792
Total accrued capital additions	376,304		433,582
Less other non-sustaining capital costs[2]	146,978		248,150
Total sustaining capital costs	229,326		185,432
Right of use leased assets	(26,685)		(17,670)
Capitalized lease cash payments - operating sites	35,071		33,606
Community agreement cash payments	1,691		2,591
Accretion and amortization of decommissioning and restoration obligations	28,987		53,599
Cash sustaining capital expenditures	268,390		257,558

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

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Peru	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	64,573	1.28	50,242	1.26	69,782	1.47
Cash sustaining capital expenditures	50,423	1.00	40,921	1.03	43,542	0.92
Capitalized exploration[1]	8,000	0.16	-	-	8,040	0.17
Royalties	762	0.02	998	0.03	1,399	0.03
Sustaining cash cost per pound of copper produced	123,758	2.46	92,161	2.31	122,763	2.58

1 Only includes exploration costs incurred for locations near to existing mine operations.

Peru	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	264,102	1.54	234,307	1.45
Cash sustaining capital expenditures	146,044	0.85	107,994	0.67
Capitalized exploration[1]	8,000	0.05	8,040	0.05
Royalties	3,503	0.02	5,121	0.03
Sustaining cash cost per pound of copper produced	421,649	2.46	355,462	2.20

Manitoba	Three Months Ended
	Dec. 31, 2021		Sep. 30, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(32,655)	(2.77)	(18,684)	(1.64)	(43,895)	(3.48)
Cash sustaining capital expenditures	27,116	2.30	24,773	2.17	37,981	3.01
Royalties	2,832	0.24	2,491	0.22	1,419	0.11
Sustaining cash cost per pound of copper produced	(2,707)	(0.23)	8,580	0.75	(4,495)	(0.36)

Manitoba	Year Ended
	Dec. 31, 2021		Dec. 31, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(100,840)	(2.11)	(107,432)	(2.20)
Cash sustaining capital expenditures	122,146	2.56	149,564	3.06
Royalties	11,771	0.25	7,686	0.16
Sustaining cash cost per pound of copper produced	33,077	0.69	49,818	1.02

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Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Mining	27,756	22,772	24,967
Milling	40,121	44,750	39,219
G&A [1]	18,351	13,948	14,327
Other G&A [2]	(1,937)	(286)	213
Unit cost	84,291	81,184	78,726
Tonnes ore milled	8,049	6,985	7,742
Combined unit cost per tonne	10.47	11.62	10.17
Reconciliation to IFRS:
Unit cost	84,291	81,184	78,726
Freight & other	11,609	9,464	9,989
Other G&A	1,937	286	(213)
Share-based compensation expenses	145	31	213
Inventory adjustments	-	-	(2,188)
Change in product inventory	(4,507)	(3,126)	(6,550)
Royalties	762	998	1,399
Depreciation and amortization	54,078	47,185	50,861
Cost of sales[3]	148,315	136,022	132,237

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

Peru	Year Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2021	Dec. 31, 2020
Mining	98,200	70,724
Milling	168,477	134,096
G&A [1]	63,629	43,105
Other G&A [2]	(2,152)	865
Unit cost	328,154	248,790
Tonnes ore milled	28,810	26,297
Combined unit cost per tonne	11.39	9.46
Reconciliation to IFRS:
Unit cost	328,154	248,790
Freight & other	41,316	34,794
Other G&A	2,152	(865)
Share-based compensation expenses	247	288
Inventory adjustments	(1,446)	32
Change in product inventory	(13,743)	(3,883)
Royalties	3,503	5,121
Overhead costs related to suspension of activities (cash)	-	15,810
Depreciation and amortization	194,408	184,275
Cost of sales[3]	554,591	484,362

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020
Mining	58,891	54,634	46,598
Milling	22,193	14,484	11,147
G&A [1]	13,746	8,680	9,898
Less: G&A allocated to zinc metal production	(3,762)	(3,280)	(3,301)
Less: Other G&A related to profit sharing costs	-	3,381	-
Unit cost	91,068	77,899	64,342
USD/CAD implicit exchange rate	1.26	1.26	1.30
Unit cost - C$	114,751	98,151	83,669
Tonnes ore milled	682,292	666,263	598,287
Combined unit cost per tonne - C$	168	147	140
Reconciliation to IFRS:
Unit cost	91,068	77,899	64,342
Freight & other	6,828	7,484	6,929
Refined (zinc)	19,008	15,868	18,736
G&A allocated to zinc metal production	3,762	3,280	3,301
Other G&A related to profit sharing	-	(3,381)	-
Share-based compensation expenses	599	114	706
Inventory adjustments	-	5,445	2,270
Past service pension cost	737	4,229	-
Change in product inventory	(11,740)	8,798	2,029
Royalties	2,832	2,491	1,419
Overhead costs related to suspension of activities (cash)	-	-	8,232
Depreciation and amortization	35,849	38,825	47,722
Cost of sales[2]	148,943	161,052	155,686

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

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Manitoba	Year Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Dec. 31, 2021	Dec. 31, 2020
Mining	222,660	178,308
Milling	62,995	46,057
G&A [1]	52,963	46,930
Less: G&A allocated to zinc metal production and other areas	(14,656)	(14,441)
Unit cost	323,962	256,854
USD/CAD implicit exchange rate	1.25	1.34
Unit cost - C$	406,164	344,672
Tonnes ore milled	2,640,272	2,618,065
Combined unit cost per tonne - C$	154	132
Reconciliation to IFRS:
Unit cost	323,962	256,854
Freight & other	29,545	27,056
Refined (zinc)	72,392	71,799
G&A allocated to zinc metal production	14,656	14,441
Share-based compensation expenses	1,100	1,112
Inventory adjustments	5,445	2,270
Past service pension cost	4,965	-
Change in product inventory	(4,437)	2,054
Royalties	11,771	7,686
Overhead costs related to suspension of activities (cash)	-	8,232
Depreciation and amortization	163,516	177,552
Cost of sales[2]	622,915	569,056

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, expectations regarding the impact of COVID-19 and inflationary pressures on the cost of operations, financial condition and prospects, expectations regarding the Copper World project, including future drill programs, potential synergies with Rosemont and the timeline for completing a preliminary economic assessment, expectations regarding the Snow Lake gold strategy, including  anticipated timelines for achieving target throughput and recoveries at the New Britannia mill, increasing the mining rate at Lalor to 5,300 tpd and implementing the Stall mill recovery improvement program, expectations regarding the  Flin Flon closure process and the transition of personnel and equipment to Snow Lake, expectations regarding the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and Hudbay's anticipated plans for advancing the mining of its properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2022 No. 2

The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity despite COVID-19 related challenges;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and cost guidance;
  no significant interruptions to operations due to COVID-19 or social or political unrest in the regions Hudbay operates;
  a positive preliminary economic assessment in respect of Copper World will present opportunities to unlock value at Rosemont;
  the successful outcome of the Rosemont litigation;
  the ability to ramp-up the New Britannia mill to target throughput and recoveries and achieve the anticipated production;
  the economic prospects of reprocessing Flin Flon tailings;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

TSX, NYSE - HBM 2022 No. 2

  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with COVID-19  and its effect on the company's operations, financial condition, projects and prospects, uncertainties related to the closure of the 777 mine and the Flin Flon operations, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation in the current inflationary environment), uncertainties related to the development and operation of Hudbay's projects, risks related to the ongoing Rosemont litigation process and other legal challenges that could affect Rosemont or Copper World, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the headings "Financial Risk Management" and "Outlook" in Hudbay's Management's Discussion and Analysis for the year ended December 31, 2021 and "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver), zinc metal and silver/gold doré. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

________________________

i Adjusted net loss; adjusted net loss per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, net of by-product credits; unit operating costs; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

ii Assumes the mid-point of the guidance range is achieved.